

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2024

Xia Ma
Chief Executive Officer
United Hydrogen Global Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

Xia Ma
Director
United Hydrogen Group Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

> **Re: United Hydrogen Global Inc.**
> **United Hydrogen Group Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-4**
> **Submitted November 12, 2024**
> **CIK No. 0002032241**

Dear Xia Ma and Xia Ma:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-4

License and Approvals Required from the PRC Authorities for Business Operations and Transactions, page 39

1.   We note your response to prior comment 9 and partially reissue. Please disclose each permission or approval that United Hydrogen, and any subsidiaries are required to obtain from Chinese authorities to operate your business. Please describe the consequences to you and your investors if Pubco, United Health, Aimei Health and any subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Summary Risk Factors
Risks Relating to Doing Business in the PRC, page 40

2.   We partially reissue prior comment 11. Please revise to expand your disclosure to describe further the significant regulatory and enforcement risks with cross-references for each risk factor to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Selected Historical Financial Information of United Hydrogen, page 48

3.   We note your presentation of Selected Historical Financial Information of United Hydrogen as of and for the years ended December 31, 2023 and 2022. Please revise to also include any additional periods presented in your filing (e.g., as of and for the six months ended June 30, 2024).

Selected Comparable Group Companies, page 137

4.   We note the revisions made in response to prior comment 14 and reissue the comment. Please revise to provide a discussion of the current differences between United Hydrogen and the companies identified as comparable to United Hydrogen. For example, we note that many of these companies are larger and more mature. Your revisions focus upon your projections for United Hydrogen rather than the current differences between United Hydrogen and the selected comparable companies.

Financial Implications, page 143

5.   We have reviewed your response to prior comment 19 and your revised disclosure. It is unclear what combined balance sheet as of December 31, 2023 you are referring to in your disclosure. Additionally, we note that the difference in the amount of cash between the two possible scenarios proposed is $134.5 million, an amount far in excess of the cash held in trust escrow account by Aimei Health as of June 30, 2024. Please revise your disclosure to clarify the financial statement you are referring to, and to correct the amounts of the potential change in cash for the scenarios proposed.

Certain United Hydrogen Projected Financial Information, page 144

6.   We note the revisions made in response to prior comment 17 and partially reissue. Please further expand your discussion to provide additional explanation as to why the change to a much higher revenue growth rate for your 2024 projection is appropriate. For example, your disclosure regarding 634% revenue growth in 2023 to 2024 describes a number of construction projects. Please disclose whether you had entered into any contracts or negotiations for the construction projects, the estimated financing needed to complete these projects, the estimated time to complete the projects and whether the company had or could obtain sufficient workers to complete the projects within the time frames identified.

7.   We note the revisions made in response to prior comment 18 and reissue. Please tell us how United Hydrogen continues to affirm its projections. We note the added disclosure regarding the signed contracts and potential pending contracts or letters of intent as of September 2024 as support for the projected growth. Given the time necessary to complete signed contracts and the limited time remaining to sign and complete potential pending contracts, please clarify how these contracts and pending potential contracts support your disclosed projections for 2024. Additionally, please describe in your filing how you determined you have capacity to fulfill your obligations under the signed contract and potential pending contracts or letters of intent to be able to earn such revenue in 2024.

Material US Federal Income Tax Considerations, page 169

8.   We note the revisions made in response to prior comment 22. In light of the disclosure that the opinion of counsel is that the business combination should qualify as an exchange governed by Section 351(a) of the Code, please revise to discuss the assumptions upon which the opinion is based, explain why counsel cannot give a will opinion and describe the degree of uncertainty. For guidance see Staff Legal Bulletin 19 Section III.C.3 and 4. In addition, we note that counsel is unable to opine upon the potential tax consequences of the business combination under Section 368(a) of the Code or under the rules governing PFIC. Please clearly explain the uncertainty and why counsel cannot offer an opinion. Please add risk factor disclosures.

Dilution to the Shareholders of Aimei Health, page 180

9.   We note your response to prior comment 23 and your revised disclosure. We note that your tabular dilution disclosure includes the impact from the business combination (i.e., de-SPAC transaction) by reflecting the increase in net tangible book value for merger with United Hydrogen in the numerator and the issuance of ordinary shares to United Hydrogen shareholders in Business Combination in the denominator. Please revise to remove the impact of the de-SPAC transaction from your tabular dilution disclosure here and on page 35. Please refer to Item 1604(c) of Regulation S-K. In addition, given that the business combination transaction would appear to have an additional dilutive impact beyond what will be reflected in your to be revised tabular dilution disclosure, please include appropriate disclosure elsewhere in your filing (e.g., risk factor disclosure) and consider updating any disclosure that refers to the tabular dilution disclosure for an illustration of the dilutive effect of the business

combination (e.g., page 127).

10. We have reviewed your response to prior comment 23 and your revised disclosure. Please further revise your disclosure outside of the table here and on page 35 to describe any other material potential sources of dilution not included in the table (e.g., equity incentive plan, PIPE Investments). Please refer to Item 1604(c) of Regulation S-K.

<u>United Hydrogen Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Components of Results of Operations, page 234</u>

11. We note you began recording revenue from sales of hydrogen gas during 2024. Please revise your filing to describe the nature of the cost of revenue related to sales of hydrogen gas. Your revisions should include, but not be limited to, if such hydrogen gas is purchased from suppliers or produced.

<u>Results of Operations, page 237</u>

12. We note your response to prior comment 24 and your revised disclosure. Please further revise your filing to clarify your basis for your statement that you expect your gross profit margin will increase as your revenue increases, which will lead to economies of scale. Alternatively, please revise to remove such disclosure.

<u>Liquidity and Capital Resources, page 244</u>

13. We note your disclosure that you estimate that you will not require additional financing to meet your obligations and execute your business plan over the next 12 months. This appears to contrast with your disclosure within your projections on page 146 that notes that your financial projections are anticipated to require approximately US $75M additional financing in the next two years. Please revise your disclosure to clarify this apparent discrepancy.

<u>Financial Statements, page F-1</u>

14. We note your response to prior comment 31 and your *unaudited* financial statements of United Hydrogen Global Inc. Please provide *audited* financial statements of United Hydrogen Global Inc. in your next amendment.

     Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Meng (Mandy) Lai, Esq.